==============================================================================


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE TO

                              (Amendment No. 37)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                            COMPANY HOLDINGS, INC.
                             WEYERHAEUSER COMPANY
                     (Names of Filing Persons -- Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   969133107
                     (CUSIP Number of Class of Securities)

                             Robert A. Dowdy, Esq.
                             Weyerhaeuser Company
                         Federal Way, Washington 98063
                           Telephone: (253) 924-2345

      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000


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


                                  SCHEDULE TO

            This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and (2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

            Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

ITEM 11.    ADDITIONAL INFORMATION.

            On May 22, 2001, Institutional Shareholder Services recommended that Willamette shareholders vote for the Weyerhaeuser nominees at Willamette's
2001 annual meeting of shareholders. The text of a press release issued by Weyerhaeuser on May 22, 2001 is filed as Exhibit (a)(5)(HH) hereto.

ITEM 12.    EXHIBITS.

(a)(5)(HH)  Press release issued by Weyerhaeuser Company on May 22, 2001.

                                  SIGNATURES

            After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                        COMPANY HOLDINGS, INC.,

                                           by

                                               /s/ STEVEN R. ROGEL
                                              -------------------------------
                                              Name:  Steven R. Rogel
                                              Title: President


                                        WEYERHAEUSER COMPANY,

                                           by

                                               /s/ STEVEN R. ROGEL
                                              --------------------------------
                                              Name:  Steven R. Rogel
                                              Title: President and Chief
                                                     Executive Officer


           Dated: May 23, 2001

                                 EXHIBIT INDEX


Exhibit          Description
-------          -----------
(a)(5)(HH)       Press release issued by Weyerhaeuser Company on May 22, 2001.

                                                            Exhibit (a)(5)(HH)

                                                   [Weyerhaeuser Company logo]
NEWS RELEASE

For Immediate Release


             ISS RECOMMENDS THAT WILLAMETTE SHAREHOLDERS VOTE FOR
                             WEYERHAEUSER NOMINEES


FEDERAL WAY, Wash., May 22, 2001 - Weyerhaeuser Company (NYSE: WY) today announced that Institutional Shareholder Services (ISS) recommended that Willamette Industries, Inc. (NYSE: WLL) shareholders vote FOR the Weyerhaeuser slate of director nominees at Willamette's Annual Meeting scheduled to be held on June 7, 2001.

ISS is widely recognized as the leading independent proxy advisory firm in the nation. Their recommendations are relied upon by hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the country.


In reaching its decision to recommend that Willamette shareholders vote FOR the three Weyerhaeuser nominees over the Willamette slate, ISS noted in its May 22, 2001 report that:

          "Metrics aside, it is Willamette's stonewalling that has kept Weyerhaeuser from improving its bid.

          Weyerhaeuser, understandably, does not wish to keep bidding against itself, but has stated its willingness to raise its offer if Willamette will only negotiate . . . The issue in this proxy contest is thus not about the price on offer, it is about getting ANY price.

          We believe [Willamette's] management has made its position abundantly clear: it is simply not interested in selling. But in remaining unyielding towards negotiating with Weyerhaeuser, Willamette has shown a high degree of disregard for the wishes of its own shareholders, as expressed in their response to the tender offer.


          In the face of the company's takeover defenses, we believe that shareholders desirous of obtaining any deal--be it with Weyerhaeuser or another party--have no other recourse than to elect the Weyerhaeuser nominees."*


                                    -more-

Steven R. Rogel, chairman, president, and chief executive officer of Weyerhaeuser, said, "We are very pleased that ISS has recommended that Willamette shareholders vote for the Weyerhaeuser director nominees. We believe that the current Willamette board will not sell the company at any price. At Willamette's June 7th Annual Meeting, shareholders will have the opportunity to send a message to the Willamette board that cannot be ignored. Shareholders will be able to elect directors who are committed to maximizing value for shareholders now."


Weyerhaeuser is seeking the support of Willamette shareholders for the election of the three Weyerhaeuser nominees to Willamette's board at the Willamette Annual Meeting. We urge Willamette shareholders to sign, date and return the GOLD proxy card today voting FOR the election of the Weyerhaeuser nominees. For more information about how to vote for the Weyerhaeuser slate of director nominees, shareholders can call Weyerhaeuser's proxy solicitor, Innisfree M&A Incorporated, at 1-877-750-5838 (toll-free).


Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2000, sales were $16 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.

*PERMISSION TO USE QUOTATIONS NEITHER SOUGHT NOR OBTAINED

FORWARD-LOOKING STATEMENTS

This news release contains statements concerning the company's future results and performance that are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any such forward looking statement made by Weyerhaeuser with respect to the Willamette tender offer is not entitled to the benefit of the safe harbor protections of the Private Securities Litigation Reform Act of 1995. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, including the level of interest rates and housing starts; market demand for the company's products, which may be tied to the relative strength of various US business segments; performance of the company's manufacturing operations; the types of logs harvested in the company's logging operations; the level of competition from foreign producers; the effect of forestry, land use, environmental and other governmental regulations; and the risk of losses from fires, floods and other natural disasters. The company is also a large exporter and is affected by changes in economic activity in Europe and Asia, particularly Japan, and by changes in currency exchange rates, particularly the relative value of the US dollar and the Euro, and restrictions on international trade. These and other factors that could cause or contribute to actual results differing materially from such forward looking statements are discussed in greater detail in the company's Securities and Exchange Commission filings.


                                    -more-

IMPORTANT INFORMATION

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $50.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on June 7, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.


Weyerhaeuser contacts:

    ANALYSTS                                                 MEDIA
    Kathryn McAuley       Joele Frank / Jeremy Zweig         Bruce Amundson
    Weyerhaeuser          Joele Frank, Wilkinson             Weyerhaeuser
    (253) 924-2058        Brimmer Katcher                    (253) 924-3047
                          (212) 355-4449